EXHIBIT 2.6

                                TEAMING AGREEMENT


This TEAMING AGREEMENT (hereinafter "Agreement") is made as of this 7th day of July, 1999 between 186K.NET, CO., a Florida Corporation, (hereinafter "186K"), and Able Telecom Holding Corp., Inc., a Florida Corporation, (hereinafter "Able").

WHEREAS, Able designs, sells, installs and maintains products and services to customers in the telecommunications industry (hereinafter, "Able Services"); and

WHEREAS, 186K offers data and communications facilities consulting services, Internet consulting services, systems integration consulting services, Internet hosting and related services, Microsoft products and solutions, and general product management services (hereinafter, "186K Services"), which may be used by Able's customers in connection with Able Services; and

WHEREAS, the above identified parties, because of their unique and complementary capabilities, have determined that they would benefit from a teaming agreement in order to develop the best approach to a proposal or proposals in response to the perceived needs of a customer or in response to a request for proposal.

NOW, THEREFORE, in consideration of the mutual promises herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I
GENERAL AGREEMENT

1.1 Able and 186K agree to cooperatively market and sell those services listed in Attachments A and B, including, without limitation, "City Wide Networks" and related Able and 186K Services, as deemed appropriate to specific customers as listed in Attachment C (hereafter "Identified Customers"). The Parties agree to meet jointly with Identified Customers to discuss the customers' needs for Able and 186K Services (collectively, "Services"). Further, the parties agree to work together to prepare proposals and to sell or provide Services to the Identified Customers. If joint meetings are not feasible, Able or 186K will fully brief the other party on the discussions held with Identified Customers either during an ad hoc conference (which may be by conference call) or in regularly scheduled meetings established by the Parties. Further, 186K agrees to enter into a sub-license agreement with Able with regard to Wavelet-based technology.

1.2 The cooperative marketing of Services will include actions and activities described in Attachment D - Responsibilities and Areas of Cooperation. These include roles and responsibilities of the parties, contact with the customer, preparation of bids and proposals, marketing and sales activities and customer support.

1.3 Each Party will be solely responsible for pricing of their respective Services. Current list prices and discount schedules for the Able Services are set forth in Attachment A and for the 186K Services in Attachment B. These prices and discount schedules are provided for informational purposes only and are subject to revision at any time. Any change in Service features or pricing will be communicated in writing to the other Party as soon as practical, and Attachments A and B will be amended accordingly.

1.4 Each party agrees that all prices, terms, warranties and benefits shall be no less favorable to the other Party than those offered to any other customer purchasing like quantities, regardless of whether priced as an entire system or as an individual component of a system.

1.5 Additionally, Able and 186K shall work as strategic business partners to determine the need for enhancements to the Services and "City Wide Network" products and to define new "City Wide Network" products that would be added to the list of Services in Attachments A and B.

1.6 Each Party will furnish the other with the cooperation and assistance reasonably required, however: each Party, in all instances, will act as an independent contractor in the performance of this Agreement. Neither Party shall act as, or be deemed to be, agent for the other Party for any purpose. Nothing in this Agreement shall be construed to grant either 186K or Able the right to make commitments of any kind for or on behalf of the other Party without the prior written consent of the other Party.

1.7 Each Party will, whenever and wherever possible, make every reasonable effort to allow the other Party the right of first refusal to participate at the appropriate stage and level of pending business. In all cases of wavelet-based technology deployment and "City Wide Networks" projects the Parties will offer the right of first refusal to participate, for the products and services contained in this agreement, to each other.

1.8 Any news release, public announcement, advertisement or publicity released by either Party concerning this Agreement, any proposals, or any resulting contracts or subcontracts to be carried out hereunder will be subject to prior approval of the other Party and where reasonably practicable the Identified Customer, except that this Agreement and the terms thereof may be made known to an Identified Customer. Any such publicity shall give due credit to the contribution of each Party.

1.9 All Services will be distributed under the logos and trademarks of the providing Party. During the term of this Agreement, the Parties may agree to joint use of logos and trademarks, trade names, and other designations in connection with joint efforts, presentations, trade show presence, advertisement and promotions of the Services: However, notwithstanding the foregoing, neither party is granting a license for the use of their respective Marks in any manner that is not a joint presentation

1.10 Upon expiration or termination of this Agreement, both Parties will immediately cease use of all logos and trademarks of the other party (hereinafter "Marks" ) and neither will thereafter use, advertise or display the Marks of the other Party, nor any Mark that is similar to or confusing with any Mark associated with the other Party or the other Party's Services.

1.11 Either Party may, as required by applicable law and stock exchange or stock association rules, make disclosures or announcements related to this Agreement at any time, so long as the Party required to make such announcement promptly notifies the other Party of such requirement and, after learning of such requirement, discusses in good faith the exact wording of such announcement.

ARTICLE II
PAYMENTS

2.1 As an advance to help fund 186K's efforts hereunder, Able shall make the following payments to 186K: Twenty-Five Thousand Dollars ($25,000) upon execution of this Agreement, Twenty-Five Thousand Dollars ($25,000) within seven (7) days from the date of this Agreement Twenty-Five Thousand Dollars (U.S. $25,000) within fourteen (14) days of the date of this Agreement, and Twenty-Five Thousand Dollars (US $25,000) within Twenty-One (21) days of the this Agreement (the "Advance"). Said Advance is to be considered a loan if not repaid under the provisions of paragraph 2.2 below. If repayment is not complete within 13 months of the date of the final advance, then Able will have the option of converting the remaining loan balance into equity at the then current valuation of 186K.Net,Co.

2.2 Except as expressly provided in this Section 2.2, each party shall be entitled to receive all revenues generated from sales of its own product. Without limiting the generality of the foregoing, 186K shall pay Able fifty percent (50%) of the first revenues from customers procured for "City Wide Network" products or other sources of revenue generated from the implementation of this agreement until Able has received repayment of the Advance.

2.3 Thereafter, 186K shall pay to Able commission payments based upon 3 percent of its gross revenues generated by "City Wide Network" customers or other business generated by customers contracted by Able and Able shall pay to 186K commission payments based upon 1.5 percent of its gross revenues generated by "City Wide Network" customers or other business generated by customers contracted by 186K.

2.4 Each Party shall grant to the other party a deferred value added share stock option (the "Deferred Value Added Equity Swap"). The Deferred Value Added Equity Swap shall not be transferrable except to affiliates of either Party, and shall become exercisable one (1) year from the date of this Agreement upon six months notice for a three year period or immediately upon the sale, lease, or pledge of substantially all of the granting Party's assets other than in the ordinary course of business.

2.5 Either Party may exercise its Deferred Value Added Equity Swap by providing the other Party with written notice pursuant to Section 4.2 hereof (the "Exercise Notice"). The Deferred Value Added Equity Swap shall be paid in shares of common stock to the exercising party within fifteen (15) days of the determination of its Fair Market Value pursuant to Section 2.7 hereof.

2.6 The value of the amount of Able stock 186K shall receive pursuant to the Deferred Value Added Equity Swap shall be determined by taking ten percent (10%) of the Fair Market Value (as defined in Section 2.8) as it applies to Able on the date of execution of this agreement and comparing it to the Fair Market Value (as defined in Section 2.8) of Able on the date of exercise. The increase in the Fair Market Value of Able, if any, will then be compared to the increase of the Fair Market Value of 186K (as described in Section 2.7) and the lower of the two will be the "Deferred Value." The "Deferred Value" will be divided by the moving average of the stock price of Able for the ten (10) business days immediately prior to the valuation date (as described in Section 2.8) to determine the number of shares to be issued.

2.7 The value of the amount of 186K stock Able shall receive pursuant to the Deferred Value Added Equity Swap shall be determined by taking ten percent (10%) the Fair Market Value (as defined in Section 2.8) as it applies to 186K on the date of execution of this agreement and comparing it to the Fair Market Value (as defined in Section 2.8) of 186K on the date of exercise. The increase in the Fair Market Value of 186K, if any, will then be compared to the increase of the Fair Market Value of Able and the lower of the two will be the "Deferred Value." The Fair Market Value of 186K at the Valuation Date will then be divided by the total outstanding shares of 186K to determine a per share value. This per share value will be divided in to the "Deferred Value" to determine the number of shares of 186K to be issued to Able. In no event shall ten percent (10%) of the current Fair Market Value of 186K at the date of execution be valued at less than two million five hundred thousand Dollars ($2,500,000.00). See attachment J for examples.

2.8 If the common stock of any Party is publicly traded, "Fair Market Value" shall mean the market capitalization of such Party determined by the moving average of the market price for such Party's common stock, as quoted on the New York Stock Exchange, NASDAQ Exchange, OTC Bulletin Board or similar exchange for the ten (10) business days immediately prior to the Valuation Date multiplied by the number of shares of its common stock issued and outstanding on the variation date. If the common stock of any Party is not publicly traded, "Fair Market Value" shall be determined by the following method: Raymond James & Associates, Inc. (or a similar mutually agreed upon financial institution) shall be the agreed upon appraiser; and the appraiser shall determine the Fair Market Value as of the Valuation Date of ten percent (10%) of the issued and outstanding shares of common stock of the Parties as the deferred Value Added Equity Swap will be limited to the lesser of the appreciation amounts.

ARTICLE III
RELATIONSHIP OF THE PARTIES

3.1 Each Party shall designate, in writing, one or more individuals within its own organization to act as its representative(s), responsible to direct performance of that Party's functions pursuant to this Agreement. Each of the Parties agrees to identify a primary point of contact for the transfer of marketing information, management of bids and proposals, providing sales support and supporting resolution of customer problems.

         When a potential customer for Services is identified by one Party, the primary points of contact will coordinate the efforts and joint sales calls of both Parties.

3.2 Meetings will be held on a schedule mutually agreeable to the Parties where the Parties will review outstanding sales proposals and market developments, further define customer needs, identify potential future customers, or discuss other such items as either Party may wish to discuss, consistent with the terms of this Agreement. These meetings will be held at times and places that will not unduly disadvantage either Party.

3.3 Both Parties agree that, when a specific customer and project is identified to be addressed under this Agreement, one of the Parties will take the lead as prime contractor and the other Party becomes a subcontractor. The responsibilities of the Parties as either prime and subcontractor are defined in Attachment D.

3.4 Each Party shall designate a sufficient number of employees who shall be available, with reasonable notice, for joint meetings with Identified Customers, proposal preparation, and participation in discussions or negotiations, as deemed appropriate under this agreement.

3.5 The standard terms and conditions for the sale of Able and 186K Services are listed in Attachment G and H, respectively, for informational purposes. These standard terms and conditions are subject to modification for a given project, by mutual agreement. Requests for modifications to the standard terms and conditions for a specific project must be made at the time of the request for pricing, with such modifications to be included in amended Attachment C - List of Identified Customers and Projects. Delivery of standard Services scheduled under this Agreement may be deferred or canceled, for any given project, subject to the provisions and charges specified in Attachments G and H.

3.6 The Parties may also team together to demonstrate their Services at mutually agreed-upon trade shows, user group meetings and other appropriate conferences and seminars. Each Party will be responsible for the sale of its Services, including pricing, ordering, post-sales support and warranty. However, it is the intent of both companies to provide the customer with a quality solution and comprehensive customer support.

3.7 In the event that 186K and Able decide to work together on new product or Service development, the roles and responsibilities of the Parties with regard to such product or Service development and migration paths will be agreed to in a Statement of Joint Research and Development Effort (hereafter "R&D effort") which, when completed, will be incorporated hereto as Attachment I. This statement will define the roles and responsibilities of the Partners with respect to the R&D effort, provide a schedule for the developments and specify ownership of intellectual property rights.

3.8 Any exchange of data or other confidential or proprietary information and/or the disclosure of intellectual property related to any R&D effort is to be governed by the rules established in Attachment F - Intellectual Property which shall be executed by authorized representatives of both 186K and Able.

ARTICLE IV
OTHER TERMS AND CONDITIONS

4.1 This Agreement shall commence on the date this instrument is fully executed and remain in force for three years from the effective date set forth above, and shall automatically renew for additional one year terms until terminated by either Party. Such termination shall be effective after the Party seeking to terminate provides one hundred eighty (180) days written notice to the other Party. Each Party shall be responsible for completing any orders accepted prior to such termination.

4.2 All notices, certificates, acknowledgments and other reports hereunder, shall be in writing and shall be deemed properly delivered when mailed by registered letter to the other Party at its address as follows or to such other address as either Party may, by written notice, designate to the other:

(a)            If to 186K:
               186K
               T Lee Aloisio, C.E.O.
               186K.Net, Co.
               6401 North Congress Avenue, Suite 200
               Boca Raton, FL 33487
               (561) 988-2021
               (561) 988-0234 (telefax)
               taloisio@186k.net (e-mail)

               Copy to:
               Michael G. Platner, Esq.
               Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
               500 E. Broward Blvd., 14th Floor
               Ft. Lauderdale, FL 33394
               (954) 468-1373
               (954) 523-1722 (telefax)

         (b)   To Able Telecom Holding Corp.Inc.
               1601 Forum Place
               West Palm Beach, FL 33401

               Copy to:

               ____________________________

               ____________________________

4.3 This Agreement shall not be amended or modified, nor shall any waiver or any right hereunder be effective unless set forth in a document executed by duly authorized representatives of both 186K and Able. The failure of any Party to enforce any term of this agreement which is breeched by the other Party shall not be deemed to be a waiver of such term, covenant or condition or any subsequent breach of the same or any other term, covenant or condition herein contained.

4.4 This Agreement may not be assigned or otherwise transferred by either Party, in whole or in part, without the express prior written consent of the other Party. The foregoing shall not apply in the event that either Party shall change its name or merge with another corporation.

4.5 Each Party shall indemnify the other for damages incurred as a result of, or arising out of that Party's acts or omissions in carrying out or failing to carry out this Agreement.

4.6 Except to the extent that damages arise from the breach of this Agreement, any costs or expenses incurred by either Party in connection with this Agreement, or its implementation, shall be borne by each Party separately and individually, and neither Party shall be liable or obligated to the other for any such cost or expense.

4.7 Notwithstanding any other provision of this Agreement, neither Party shall be liable for any incidental, indirect, special or consequential damages incurred by the other Party, including the loss of revenues or profits, that arises out of or in connection with this Agreement, regardless of whether such damages result from an action or breach of contract, tort or strict liability, and regardless of whether such damages were foreseeable.

4.8 Either Party may at any time make announcements required by applicable law and stock exchange or stock association rules so long as the Party required to make such announcement, promptly after learning of such requirement, notifies the other Party of such requirement and discusses in good faith the exact wording of any such announcement.

4.9 Should a dispute arise between the Parties' personnel working on a proposal, every effort will be made to resolve the dispute by the same personnel. When such resolution cannot be achieved, the dispute will be referred to the next level manager. If these managers cannot achieve resolution, the parties agree that they will seek a customer representative associated with the project to decide the dispute.

4.10 This Agreement shall be governed and construed under the laws of the state of Florida.

4.11 If any part, term or provision of this Agreement shall be held void, illegal, unenforceable, or in conflict with any law of a federal, state or local government having jurisdiction over this Agreement, the validity of the remaining portions or provisions shall not be affected thereby and the Parties will immediately begin negotiations for a replacement for such part, term or provision.

4.12 This Agreement contains all the agreements, representations and understandings of the Parties hereto and supersedes and replaces any and all previous understandings, proposals, commitments or agreements, oral or written, related to a teaming agreement for proposals or contracts for the sale or provision of Services to Identified Customers prior to the establishment of this Teaming Agreement between the Parties.

4.13 Any dispute which would be actionable in a court of law or equity with proper jurisdiction relating to or arising from the terms, interpretation or performance of this agreement (other than claims for preliminary injunctive relief or other prejudgement remedies) will be resolved at the request of either party through binding arbitration. Arbitration shall be conducted in Palm Beach County, FL under the rules and procedures of the American Arbitration Association (AAA) in accordance with Commercial Arbitration Rules. The parties shall require that the AAA appoint a panel of three arbitrators and, if feasible, include one arbitrator who possesses knowledge of the subject matter of this agreement; however, the arbitration shall proceed even if the person is unavailable. The arbitration shall proceed to award even if one party fails to participate. The prevailing party shall be entitled to recover all reasonable costs and attorney fees. The award shall be the exclusive remedy of the parties and shall be enforceable in any court of competent jurisdiction.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date herein indicated.

    Able Telecom Holding Corp., Inc.                      186K.Net Co.


    By: /S/ BILLY V. RAY, JR.                        By: /S/ T. LEE ALOISIO
        ---------------------                            ------------------
    Name: Billy V. Ray, Jr.                          Name: T. Lee Aloisio
    Title: CEO & President                           Title: CEO
    Date: 7-7-99                                     Date: 7-7-99

ATTACHMENT A
ABLE PRODUCTS AND PRICES

Bid Price To Be Determined By Market:

Smart Cities

ATTACHMENT B
186K PRODUCTS AND PRICES

Shared -
Shared servers are divided into three groups providing the customer reliability and the ability to choose commerce functionality, database requirements, features, memberships, personalization, and the amount of customers per server. Server limitation will range from 175 to 10 users per server. Monthly fee range is from $24.95 to $1,500.00.

Dedicated -
Dedicated Servers will provide customers with specialized offerings similar to the shared servers with added benefits of dedicated bandwidth, commerce and higher reliability requirements.

Clustered -
The company offers a range of clustered hosting solutions for customers with applications that require high application availability or high traffic performance. 186K's clustered solutions are based on industry leading hardware and software from Compaq, Cisco and Fore Systems and are complimented with 186K's managed services and high performance content delivery.

Co-location Services -
Co-location provides businesses the opportunity to locate their services at the 186K.NET facility with the benefits of security, management and atmosphere control. This service is the most efficient and fastest connectivity to the Internet. It also allows businesses to lease equipment and consequently enter the market at a lower cost. Carriers do not allow co-location options to any business without the technical staff and financial backing to support their location. This service, levels the playing field so that small businesses can compete with larger companies. Monthly fees start at $250.00 per month to $850.00 per month for a full rack. Leasing cost is dependent on equipment.

Application Outsourcing -
At this time, The Company has identified one product and will begin deploying to software companies in the rental applications market. The company anticipates opportunities with Microsoft's Back Office and Windows 2000 to enhance this service.

Microsoft Commercial Internet System (MCIS)

Web Development

ATTACHMENT C
LIST OF IDENTIFIED CUSTOMERS AND PROJECTS

Note: This attachment is to be amended to identify any new customers and to define their specific projects that will be addressed jointly under this agreement. Information to be included: Customer, project, and any special or unique terms and conditions for a given project.

ATTACHMENT D
RESPONSIBILITIES AND AREAS OF COOPERATION

1.       It shall be the responsibility of both Parties to:
         a.       maintain interoperability of the Services;
         b. distribute a letter to sales teams outlining the nature of the co-marketing agreement, and to provide Product, application and sales information that positions the Capabilities and Services;
         c. provide a list of contacts for sales activity, as well as information on marketing, pricing and other available sales support activities;
         d. identify customers to be addressed jointly, and to agree which Party will be the prime and which will be the subcontractor on a given project;
         e. employ a sufficient number of experienced sales and technical personnel to respond in a prompt and professional manner to all requests for customer presentations, to perform the product planning, marketing, business product management and development efforts necessary to carry out its responsibilities under this Agreement;
         f. make available a sufficient number of employees who have the requisite skills and knowledge provide an appropriate supply of glossy sales literature, PowerPoint files, etc. for use by the partner company, and to establish procedures for replenishing supplies;
         g. develop processes and channels for notifying sales force of new features, enhancements, price changes, etc.;
         h. the shares information and jointly develop all RFPs, RFQs and RFIs associated with "City Wide Network" products and applications;
         i. share information on the credit rating of an identified customer;
         j. after the Parties have submitted a proposal to an Identified Customer for a particular project, neither Party shall submit other competing bids on the same project, without alerting the other Party early in the bidding process, nor communicate any additional or different price information to the Identified Customer without informing the other;
         k. share feedback from the customer regarding submitted proposals;
         l. when a contract is awarded to the prime contractor, immediately commence good faith negotiation of a subcontract subject to the requirements of the contract with the customer, applicable laws and regulations, and consistent with the terms of this Agreement;
         m. provide technical support for the Parties' own hardware and software, as required by either the contract with the Identified Customer, and consistent with the established support policies of each of the Parties or as defined jointly by the Parties on a project by project basis and incorporated, by amendment to Attachment C - List of Identified Customers and Projects.

2.       Further, it shall be the responsibility of the prime contractor to:
         a. amend Attachment C - List of Identified Customers and Projects to reflect the addition of a new Identified Customer and define the specific project;

         b. manage all contacts with the Identified Customer with respect to joint proposals or the sale of Services;
         c.       negotiate any contracts with the Identified Customers;
         d. provide the subcontractor with all information concerning major discussions, negotiations and changes in the Identified Customer's requirements that are pertinent to the subcontractor's portion of the proposal to an Identified Customer;
         e. reserve the right to withhold what it considers sensitive material from subcontractor which is not directly related to subcontractor's Services;
         f. use its best efforts to persuade the Identified Customer to provide the subcontractor with an opportunity to be present at contract negotiation meetings which may concern the subcontractor's portion of the proposal;
         g. prepare and present proposals to the Customer, with support from the subcontractor, as appropriate;
         h. include the subcontractor's price and other data and information in its proposal, and to coordinate with the subcontractor in drafting the portion of the proposal relating to the subcontractor's Services and activities under the proposal;
         i. adjust any price within the price range provided by the subcontractor without specific approval of the subcontractor;
         j determine the final contents of the proposal to be submitted to an Identified Customer subject to the provisions of this Agreement, but agrees to review, with subcontractor prior to the submission of proposal, all matters, including price and the portion of the proposal to be performed by the subcontractor;
         k. ensure that any Proprietary Information and other Intellectual Property contained in the final proposal will be included in compliance with the conditions provided in Attachment F;
         l. be solely responsible for any changes to the subcontractor's portion of the proposal which are made without the subcontractor's concurrence;
         m. reserve the right to not bid the subcontractor's Services if the subcontractor is unwilling or unable to provide the Services or related support;
         n. transmit to the subcontractor a copy of the final proposal submitted to the Customer at the time of submission;
         o. advise the subcontractor of the estimated probability of a contract award; and
         p. to use its best efforts to secure approval of the subcontract by an Identified Customer, in the event such approval is necessary.

3.       In addition, it shall be the responsibility of the subcontractor to:
         a. attend bidders' conferences with the prime contractor, as deemed necessary by mutual agreement of the Parties;
         b. accept referrals made by the prime contractor and confirm acceptance of the referral to the prime contractor within five
                  (5) business days;
         c. provide access to and assistance in using the subcontractor's demonstration sites for customer presentations, on a mutually agreed schedule;
         d. prepare the initial version of its portion of a proposal that includes the subcontractor's equipment or services;

         e. provide such other assistance as the prime contractor may reasonably request in preparation of the proposal, including but not limited to, system engineering related to the design of a specific system solution for the Identified Customer;
         f. review and approve, in a timely manner, any contractual terms and conditions that affect subcontractor's portion of the proposal;
         g. contact the Identified Customer directly only with the full knowledge and prior concurrence of the prime contractor;
         h. upon contract award, negotiate a subcontract, in good faith, that includes, among other appropriate provisions, those terms and conditions that the subcontractor agreed to at the time of the proposal or thereafter, the specific Services to be provided and work to be performed by the subcontractor;
         i. execute sales and, when applicable, maintenance and other support agreements directly with the Identified Customer for each successful sale of the subcontractor's Services in accordance with then current standard agreements or specific agreements made pursuant to the specific project;
         j. ship such hardware or software to be sold or licensed, as appropriate, to the Identified Customer, and in the case of software, provide the license for such software to the Identified Customer;
         k. provide all resources required for installation, including project management, technical support, warranty service and post-warranty maintenance service for the subcontractor's Services in accordance with the subcontractor's then-current standard agreements or specific agreements made pursuant to the specific project;
         l. provide sufficient training to the prime contractor's support resources, should the prime contractor be requested to provide support for the subcontractor's Services in certain customer projects;
         m. to sell or license to the prime contractor, as appropriate, its hardware, software, or services included in a proposal to a Customer, according to the terms agreed to by the Parties in the joint proposal or thereafter;
         n. to maintain such drawings, documentation, source code and tools as reasonably deemed necessary to support or maintain the subcontractor's hardware or software;
         o. to perform in accordance with the subcontract and this Agreement, and if the subcontractor is unwilling or unable to provide support or maintain its hardware or software for any period under the terms of the subcontract, to license, without cost to the prime contractor, any drawings, documentation, source code and tools that will enable the prime contractor, or a third Party, to provide the requisite support or maintenance services to Identified Customers, with the terms of such license to be incorporated in revisions to the subcontract;
         p. provide the prime contractor with all reports required by this Agreement and perform all other obligations required of the subcontractor by this Agreement.

4. Other areas of cooperation that may be implemented, on a best effort basis by the Parties, to support this Teaming Agreement include, but are not limited to the following:
         a.       Trade Shows & Conferences:
                  (i) Identify mutual interest in trade shows/conferences and devise ways to leverage demonstrations, presence & footprint(s);

                  (ii) Team together to jointly demonstrate the Capabilities and the Offer at mutually agreed upon trade shows, user group meetings and other appropriate conferences and seminars.

         b.       Training:
                  (i) Develop opportunities to acquaint product, market and sales managers with the Services and capabilities of the pertinent Product offerings;
                  (ii) Develop ordering processes and acquaint market and sales managers with it's use.

         c.       Web Pages and Links:
                  (i) Build links to the partner's internet home pages to facilitate public and/or internal access to company and Product information;
                  (ii) Provide appropriate access to the partner's intranet to facilitate and support joint bids, proposals and contracts.

         d.       Tools for the Sales Force and Market Managers:
                  (i) Develop canned presentations, application guides, configurators, etc. and make available in electronic or hard copy format;
                  (ii) Develop a user friendly way to provide updated Product information to the field; (iii) Generate information targeting specific identified customers;
                           (iv) Develop process for support and tracking of bids, possibly using Web Pages; (v) Define ordering processes, billing status and problem resolution, and explore mechanization;
                  (vi) Develop a process for making demo equipment available to Identified Customers, as appropriate;
                  (vii) Explore joint postmortem analysis of bids to improve success ratio.

         e.       Coordination of Product Planning, Market Research and Customer
                  Feedback: Establish periodic review sessions with product and market managers to coordinate product and market strategies,

ATTACHMENT E
RESEARCH & DEVELOPMENT

In the event that 186K and Able decide to work together on the development of a specific new Service or Services, the roles and responsibilities of the Parties with regard to such development and migration paths will be agreed to in a STATEMENT OF JOINT RESEARCH AND DEVELOPMENT EFFORT which, when completed, will be appended to this Agreement as Attachment I.

The Parties shall include in Attachment I a detailed description of the resources to be provided by each Party to achieve the objectives and goals of the project, including information and human resources, materials, equipment and services. Attachment I shall also include schedules for furnishing such resources, mutually agreed-upon milestones and the dates of critical events and shall make provision for cancellation costs, if applicable.

The ownership of each Product or service jointly developed shall be defined for each item in Attachment I, with such definition to include ownership of the Product or Service. The normal development output of each Party not requiring additional resources of the other Party and which pertains to the integration and/or enhancement of such Party's Services shall remain the property of such Party and shall not be the property of the other Party. Such property shall include, but not be limited to, copyrights, patents and other intellectual property rights.

In this regard, it is recognized and agreed that the Parties shall grant licenses or other rights to an Identified Customer to inventions, data and information under provisions which may be contained in the prime contract; provided, however, that such license or other rights shall not exceed those required by said prime contract, unless otherwise agreed upon by both Parties.

ATTACHMENT F
INTELLECTUAL PROPERTY

1. During the term of this Agreement, the Parties, to the extent of their right to do so, and as is required for each to perform its obligations hereunder, may exchange proprietary and confidential information with each other and, if both Parties agree, with Identified Customers. Any information, other than proprietary or confidential information identified, as provided herein, shall not be restricted by either Party as to the other Party's use thereof.

2. Proprietary and confidential information is defined as, but not limited to pricing, performance, sales, financial, contractual, and special marketing information, ideas, technical data, engineering, network designs, and concepts originated by the disclosing Party, not previously published or otherwise disclosed to the general public, not previously available to the receiving Party or others without restriction, and which the disclosing Party indicates a desire to protect against unrestricted disclosure or competitive use, and which is furnished pursuant to this Agreement and appropriately identified as being proprietary or confidential when furnished.

3. Neither Party shall divulge, duplicate or use, proprietary and confidential information ("Information") for any purpose not connected with preparation of a proposal by the Parties and the eventual sale or provision of Services pursuant to such a proposal, but instead shall hold in confidence any Information disclosed to it by the other Party in connection with the performance of this Agreement, and marked with a proprietary or confidential legend.

4. Neither Party shall reverse compile or reverse engineer the other Party's software.

5. The Parties each will designate in writing one or more individuals within their own organization as the only person(s) for receiving Information exchanged between the Parties pursuant to this Agreement.

6. All Information provided to the other Party will be in writing, clearly identified as proprietary or confidential, and addressed to the individual designated to receive Information. In the event that it becomes necessary to orally disclose Information, the disclosing Party shall indicate at the time of disclosure that such Information is proprietary and will summarize such Information in writing within fifteen (15) days and submit the summary to the receiving Party. The receiving Party shall protect both the orally disclosed Information and the written summary of such Information.

7. No license is either granted or implied by the conveying of Information to a Party. None of the Information which may be submitted or exchanged by the Parties shall constitute any representation, warranty, assurance, guarantee or inducement by either Party to the other with respect to the infringement of trademarks, patents, copyrights or other intellectual property right or any right of privacy, or other rights of third persons.

8. All Intellectual property rights, including copyrights, patents and other intellectual property, shall remain the property of the originating Party, and all Services will be distributed under the logos and trademarks of the manufacturing company. During the term of this Agreement, the Parties may agree to joint use of logos and trademarks, trade names, and other designations (hereinafter "Marks") in connection with joint efforts, presentations, trade show presence, advertisement and promotions of each Party's Services. However, notwithstanding the foregoing, neither party is granting the other party a license to use their respective Marks in any manner that is not a joint presentation.

9. Upon expiration or termination of this Agreement, both Parties will immediately cease use of all Marks of the other Party and neither will thereafter use, advertise or display the Marks of the other Party, nor any Mark that is similar to or confusing with any Mark associated with the other Party or Services.

10. If either Party develops hardware or software that incorporates a feature, functionality or information that is the same or equivalent to that disclosed by the other Party pursuant to a confidentiality obligation, then the Party developing such hardware or software shall have the burden of demonstrating that it has not misused the other Party's proprietary information.

11. Each Party is authorized to incorporate Information in proposals contemplated by this Agreement for submittal to Identified Customers, provided that both Parties have agreed to do so and the Identified Customer has agreed in writing to keep the Information in confidence.

12. Information which is exchanged may be used by the receiving Party only in connection with a proposal or in the performance of any contract award thereunder.

13. In the event a Party to whom Information has been disclosed proposes to disclose such to an unaffiliated consultant, agent or third Party, it shall obtain the written consent of the disclosing Party and arrange for the execution by the consultant, agent or third Party of a nondisclosure agreement in a form satisfactory to the disclosing Party.

14. Handling of Information, as set forth in this Agreement, is not applicable to the following:
         (a) Information which becomes lawfully known or available to the receiving Party from a source other than the disclosing Party, including the Customer, and without breach of this Agreement by the recipient.
         (b) Information developed independently by the receiving Party without access to Information of the other Party.
         (c) Information which is within, or later falls within, the public domain without breach of this Agreement by the recipient.
         (d) Information publicly disclosed with the prior written approval of the other Party, or
         (e) Information disclosed by the Party providing the same to others on a non-restricted basis.

15. If during the term of the Agreement, or any resulting subcontract, copyrightable work patentable inventions result, the following shall apply:
         (a) No license, expressed or implied, shall inure to the other participating Party as a result of any copyrightable work, or a patent being granted to one of the Parties for inventions, created exclusively by its employees.
         (b) Rights to file patent applications, and rights in, and reporting of, subject copyrights, inventions, applications and patents issued thereon in all countries shall be exclusive to the Party whose employee(s) created such invention exclusive of the employees of the other Party.
         (c) In the case of joint inventions or copyrightable works, that is inventions or works made jointly by at least one employee of each Party hereto, each Party shall have an equal undivided one-half interest in and to such joint inventions and works, as well as in and to copyright applications,copyrights thereon, patent applications and patents thereon in all countries, subject to the provisionshereof and to the rights conveyed to the Customer, if any, under the prime contract or the subcontract. Neither Party shall be required to account to the other Party for any income received by reason of such joint invention.
         (d) In the case of joint inventions and , the Parties shall agree as to which will have the first right of selection to file patent and/or copyright applications in any country in its area of endeavor. Each Party in turn shall make its election to file an application for the joint invention or work in a country of its choosing, notifying the other Party of its decision at the earliest practicable time. Income derived from a specific patent or copyrightable work shall be the property of the Party holding the patent or copyright in that country.
         (e) The expense for preparing, filing, and prosecuting each joint application and for issue of the respective patent or copyright shall be borne by the Party which prepares and files the application as will any taxes or annuities that may be levied on a pending or issued patent or copyright. The other Party shall furnish the filing Party with all documents or other assistance that may be necessary for the filing and prosecution of each application.

16. Nothing herein shall restrict either Party from disclosing any portion of such Information, on a restricted basis, pursuant to a judicial or other lawful order, but only to the extent of such order; provided, however, the receiving Party shall immediately notify the disclosing Party of such judicial or other lawful order and assist the disclosing Party in its efforts to obtain a protective order or confidential treatment.

17. The obligations of nondisclosure and non-use of Information imposed in the preceding paragraphs shall be perpetual unless and until the Information becomes publicly available through any means other than a violation of the non-disclosing party of its obligations hereunder. Upon termination or cancellation of this Agreement, the Parties agree to immediately return or destroy all proprietary or confidential information in their possession.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date herein indicated.

Able Telecom Holding Corp., Inc.                         186K.Net Co.


By: /S/ EDWARD Z. POLLOCK                                By: /S/ DAN KOURY
   ------------------------                                 ------------------
Name: Edward Z. Pollock                                  Name: Dan Koury
Title: General Counsel                                   Title: President
(Date) July 7, 1999                                      (Date) 7-7-99

ATTACHMENT G
ABLE'S STANDARD PAYMENT TERMS AND CONDITIONS

ATTACHMENT H
186K'S STANDARD PAYMENT TERMS AND CONDITIONS

Invoicing Monthly with net 30.
Development costs are collected at target completion points.
20% Deposit collected on consulting and engineer projects.
Product and Hosting pricing are collected in advance of deliverables and products may have a restocking fees paid directly to third parties.

ATTACHMENT I
STATEMENT OF JOINT R&D EFFORT

ATTACHMENT J
STATEMENT OF JOINT R&D EFFORT

186K/ABLE DEFERRED VALUE ADDED EQUITY SWAP
INCREMENTAL ANALYSIS

Base Value for Calculating Increases

         Able                       ######
         186K                       25,000,000

Market Cap Increase Participation

         Able                       10%
         186K                       10%

Limitation

         Lesser of appreciation amount for Able or for 186K at time of exercise

RESULTANT AMOUNTS

   ABLE PERFORMANCE                              186K PERFORMANCE
   ----------------                              ----------------
MARKET CAP    DEFERRED VALUE TO            MARKET CAP       DEFERRED VALUE TO
 INCREASE           186K                    INCREASE               ABLE
 --------           ----                    --------               ----
   10%            2,500,000                    10%                250,000
   20%            2,500,000                    20%                500,000
   30%            3,000,000                    30%                750,000
   40%            4,000,000                    40%              1,000,000
   50%            5,000,000                    50%              1,250,000
   60%            6,000,000                    60%              1,500,000
   70%            7,000,000                    70%              1,750,000
   80%            8,000,000                    80%              2,000,000
   90%            9,000,000                    90%              2,250,000
  100%           10,000,000                   100%              2,500,000

                                       24